Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

                                October 12, 2012



VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:         First Trust MLP and Energy Income Fund (the "Fund")
                              File Nos. 811-22738, 333-183396
--------------------------------------------------------------------------------

Dear Ms. Rossotto:

       We have received the comments referenced below regarding the Registration Statement for the above captioned Fund pursuant to our call on October 12, 2012 and your letter dated September 14, 2012. This letter serves to supplement the responses in our letter to you dated October 4, 2012.

        1. PLEASE REVISE THE NAME OF THE FUND TO COMPLY WITH THE NAMING REQUIREMENTS UNDER RULE 35D-1 OF THE INVESTMENT COMPANY ACT OF 1940.

       Response: Pursuant to your request, we have revised the name of the Fund to "First Trust MLP and Energy Income Fund."

        2. PLEASE CLARIFY THE INVESTMENT STRATEGY OF THE FUND TO REFLECT THE REVISED NAME OF THE FUND.

       Response: Pursuant to your request, we have revised the applicable sections of the Registration Statement, including the "Investment Strategy" section on the Cover Page of the Prospectus, which has been revised as follows:

            "The Fund will seek to provide its common shareholders with a vehicle to invest in a portfolio of cash-generating securities, with a focus on investing in publicly traded master limited partnerships ('MLPs') and MLP-related entities in the energy sector and energy utilities industries. Under normal market conditions, the Fund will invest at least 85% of its Managed Assets (as defined below) in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utilities companies that the Fund's Sub-Advisor (as defined below) believes offer opportunities for growth and income. Under normal market conditions, the Fund will invest at least 65% of its Managed Assets in equity securities of such MLPs and MLP-related entities in the energy sector and energy utilities industries. The Fund considers investments in 'MLP-related entities' to include investments that offer economic exposure to publicly traded and private MLPs, securities of entities holding primarily general partner or managing member interests in MLPs and securities that are derivatives of interests in MLPs. To generate additional income, the Fund currently expects to write (or sell) covered call options on up to 35% of its Managed Assets. See 'The Fund's Investments.'"

       In  addition,  we  have  changed  all  references  to  investments in the
"utilities sector" in the Registration Statement to "energy utilities." Accordingly, we have revised the "Investment Objective and Policies" section in the Prospectus Summary and other applicable sections of the Registration Statement to clarify the Fund's investments in energy sector and energy utilities companies as follows:

            "The Fund considers investments in the energy sector to include companies that derive more than 50% of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, natural gas liquids ('NGLs') (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's ('GICS'). The Fund considers investments in energy utilities to include companies that derive more than 50% of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity or gas and such other companies within the electric, gas, independent power producers and multi-utilities industries as classified under GICS."

                                * * * * * * * *
       We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                                    Very truly yours,

                                                    CHAPMAN AND CUTLER LLP


                                                    By  /s/ Walter Draney
                                                       _________________________
                                                         Walter Draney


Enclosures